UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ **Form C: Offering Statement**
☐ **Form C-U: Progress Update:** ______
☐ **Form C/A: Amendment to Offering Statement:** ______
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: kulaBrands, Inc
Legal status of issuer:
Form: Corporation
Jurisdiction of Incorporation/Organization: Delaware
Date of organization): 5/25/2016
Physical address of issuer: 16509 East Arroyo Vista Drive, Fountain Hills, AZ 85268
Website of issuer: kulaBrabds.com

Name of intermediary through which the offering will be conducted: TRUCROWD
CIK number of intermediary: 0001667145
SEC file number of intermediary: 007-00015
CRD number, if applicable, of intermediary: ______

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
The funding portal charges $3,500 upfront that will be credited against the 4% success fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None

Type of security offered: Common Shares of Stock - Voting
Target number of securities to be offered: 4,551
Price (or method for determining price): $8.79/share Equidam.com heavily discounted
Target offering amount: $40,000
Oversubscriptions accepted: ☑ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☑ Pro-rata basis ☐ First -come, first-served basis
☐ Other – provide a description: ______
Maximum offering amount (if different from target offering amount): $1,070,000
Deadline to reach the target offering amount: 12/31/2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: *6*

Total Assets:	Most recent fiscal year-end:	$22,561	Prior fiscal year-end:	$0.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$1,636	Prior fiscal year-end:	$0.00
Accounts Receivable:	Most recent fiscal year-end:	$5,170	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$52,952	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$263,133	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	-$756	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	-$33,981	Prior fiscal year-end:	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the

jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   **Legends**

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   **Annual Report Disclosure Requirements**

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

kulaBrands, Inc.
(Issuer)

By Peter Gantner, CEO

X *peter gantner*
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X *peter gantner*
(Signature)

Peter Gantner, CEO
(Title)

6/8/2017
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

June 9th 2017
FP: **truCrowd**

Open until: *12/31/2017*

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,551	$40,000	$39,400
Maximum Amount	121,729	$1,070,000	$1,024,525

THE COMPANY

1. **Name of issuer:**   kulaBrands, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?** ☐ Yes ☑ No

June 9th 2017
FP: truCrowd

Open until: *12/31/2017*

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **Peter Gantner** Dates of Board Service: 9/26/2016 - Present

Principal Occupation: President, kulaBrands, Inc.
Employer: kulaBrands, Inc. Dates of Service: 9/26/2016
Employer's principal business: Branding, marketing, and sales of inventions

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President Dates of Service: 9/26/2016 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Peter Gantner Inc
Employer's principal business: Buying and selling excess inventory
Title: President Dates of Service: June 2014
Responsibilities: Day to Day operations, marketing, sales and buying

Name: **Doug Kyle** Dates of Board Service: 9/26/2016 - Present

Principal Occupation: CTO
Employer: kulaBrands, Inc. Dates of Service:
Employer's principal business: Branding, marketing, and sales of inventions

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Secretary and Treasurer Dates of Service: 9/26/2016 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Much More Online Inc.
Employer's principal business: Online marketing and sales
Title: President Dates of Service: 2-10-15 to 2-28-16
Responsibilities: Online sales and operations

Employer: IRC Production Inc

June 9th 2017
FP: truCrowd

Open until: **12/31/2017**

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

Employer's principal business: Online marketing
Title: President Dates of Service: 4-13-04 to 2-10-15
Responsibilities: Online sales and operations

Name: **Jeff Hoffman** Dates of Board Service: 9/26/2016 - Present

Principal Occupation: Partner
Employer: ColorJar, Inc Dates of Service: 01/2012 - Present
Employer's principal business:

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Board Member Dates of Service: 9/26/2016 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: ColorJar, Inc
Employer's principal business:
Title: Partner Dates of Service: 01/2012 - Present
Responsibilities: Partner

Name: **Joe Norris** Dates of Board Service: 9/26/2016 - Present

Principal Occupation: Software Executive
Employer: Quorom Business Solutions Dates of Service: 9-14-2014-Present
Employer's principal business: Oil and Gas Software

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Executive Vice President Dates of Service: 9/26/2016 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Accenture
Employer's principal business: Business and IT Consulting
Title: Partner Dates of Service: 6-16-1986 to 3-1-12
Responsibilities: Large Client Account Director

June 9th 2017
FP: truCrowd

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,551	$40,000	$39,400
Maximum Amount	121,729	$1,070,000	$1,024,525

Name: **Cory Moran**   Dates of Board Service: 9/26/2016 - Present

Principal Occupation: Member Development
Employer: kulaBrands, Inc   Dates of Service: 9/26/2016 - Present
Employer's principal business: Branding, marketing, and sales of inventions

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

         Position: Board Member   Dates of Service: 9/26/2016 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

         Employer: GlowMed SPA
         Employer's principal business: Physical Therapy
         Title: LMT   Dates of Service:3/1/2014- 9/26/2016
         Responsibilities: Lead Massage Therapist and Employee Management

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:**

Name: Peter Gantner
Title: President   Dates of Service: 9-26-16

Responsibilities: Executive direction of the company; interacts with the Board of Directors to ensure completion of directives.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

         Employer: Peter Gantner Inc
         Employer's principal business: Buying and selling excess inventory
         Title: President   Dates of Service: June 2014
         Responsibilities: Day to Day operations, marketing, sales and buying

Name: **Doug Kyle**
Title: Secretary and Treasurer   Dates of Service: 9/26/2016 - Present

Responsibilities: The Treasurer is responsible for managing the company's financial reporting and compliance.

Open until: **12/31/2017**

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Much More Online Inc.
Employer's principal business: Online marketing and sales
Title: President Dates of Service: 2-10-15 to 2-28-16
Responsibilities: Online sales and operations

Employer: IRC Production Inc
Employer's principal business: Online marketing
Title: President Dates of Service: 4-13-04 to 2-10-15
Responsibilities: Online sales and operations

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Peter Gantner	95,795 Class A and 347,715 Class B	**66.0556%**
Doug Kyle	41,955 Class A and 152,285 Class B	**28.9297%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

kulaBrands is dedicated to locating unique inventions and leveraging its community of members to bring the invention to market successfully. As a home based business opportunity, kulaBrands sells memberships to those interested in joining the kulaBrands opportunity. Members, in turn, receive royalties for products they choose to crowdfund, promote, or sell. Members also receive royalties on members activity referred by them.

Business Plan

1.0 Executive Summary

kulaBrands is dedicated to locating unique inventions that are looking for a way to get manufactured and find channels of distribution. By leveraging its community of members to bring these invention to market successfully kulaBrands is the answer that these inventors are looking for.

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

As a home-based business, kulaBrands sells memberships to those interested in joining the kulaBrands opportunity. Members, in turn, receive royalties for products they choose to crowdfund, promote, or sell. Members also receive royalties on members activity referred by them, giving them the power to leverage the kulaBrands model.

kulaBrands™ Inc is a new, innovative company inspired by the idea of creating a company for the people that radically changes the home-based business model. As the brainchild of Inventor and Businessman Peter Gantner, kulaBrands has evolved to a functioning business through the collaboration and committed efforts of our dynamic team and kulaBrands community, including Doug Kyle, Yaan Gulledge, and Cory Moran who have brought it all together. In addition, the successful businessman, Mr. Jeff Hoffman (co-founder Priceline.com), is a co-founder, board member and spokesperson. Mr. Hoffman is quoted as saying, "kulaBrands is one of the first business models I have ever seen designed right from the ground up."

By developing a business model that utilizes collaboration and fosters innovation and has developed a support mechanism through collaboration, kulaBrands has built a dynamic, synergistic paradigm that has revolutionized a shift in the home-based business. kulaBrands invites inventors, creative artists, and entrepreneurs to join forces in a unique patent-pending business model to collaborate and launch new products, as well as their respective companies!

kulaBrands business was developed by recognizing and combining several powerful trends. Crowdfunding, social media marketing, crowd intelligence, work from home movement, and the collaborative business structure. This is like the perfect storm, bringing together most innovative and strongest elements of the trending online market to form what will become most likely the market changing model of the future.

By combining collaboration, technology and online social networks with community-based crowdfunding (social funding), direct sales (social selling), and social branding/marketing, the products we decide to launch can go beyond the traditional home-based business format to the shelves of the traditional retail marketplace worldwide both off and online.

In compliance with our community Bill of Rights, a community-elected kulaBrands member will always have a seat on the Board of Directors. This ensures that kulaBrands members are represented in every aspect of our business. With our business model, the kulaBrands community, inventors and company succeeds together, and everyone benefits from everyone else's success.

2.0 **Company Overview**

kulaBrands™, Inc. (the "Company"), a Delaware corporation, is a community-based, patent-pending business model in the collaborative home-based business space that perpetually rewards its members for supporting inventors and project creators. The patent is based on Dynamic Reverse Royalty Allocation Systems and Methods US Pat. App. No.:15/441,735, which are paid by an inventor or an artist to the kulaBrands for supporting them in the three key areas needed to build a successful brand/company. The three areas are social funding (reward-based crowdfunding), social branding/marketing and social selling (direct sales). These activities are accomplished using proprietary software, internet, crowdfunding platforms, social media sites and community co-operation. The Company operates kulaBrands.com, kulafunded.com, shopkula.com and kulaforum.org websites and facilitates activities performed by the community members (the "Community").

The Community membership is governed by member-specific agreements to explain the rights, obligations, and terms of membership with kulaBrands. As a community-driven company, the Company aims to include the members in the management and operational decisions of kulaBrands and welcomes their thoughts and suggestions regarding their agreement. Members joining the Community agree to the terms and conditions of the signed agreement (including the Compensation Plan). In addition to receiving reverse royalties, mentioned above, members joining in 2016 paid a one-time lifetime membership fee of $199 to join the Community. Currently the lifetime membership fee is $249.

June 9th 2017
FP: truCrowd

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

From February 28, 2016 to December 31, 2016, the Company signed contracts engaging two inventors and launched two products while the membership count was 1960. As of the date of issuance of the reviewed financials, the Company has signed contracts with an additional six inventors, launched one more product and the membership count increased to 2500.

2.1 What Makes kulaBrands Different?

kulaBrands difference is our understanding and focus on the kulaBrands community. We understand that the true power of the model is members of the community. We have developed a business model and culture of every activity of each member helps build royalties for themselves as well as other community members. We exemplify a rising tide raise all ships. Our belief is that collaborative business models are the future of modern society.

2.2 Challenges of Crowdfunding

Even before an idea is launched on a crowdfunding platform, many inventors have already spent a great deal of time, and often a significant sum of money on writing, video production, graphic design and prototype development.

Once a project is approved by crowdfunding sites such as Kickstarter or Indiegogo, and the inventor has specified a fundraising goal, the hope is that enough people will make a pledge (or back the project) to help the inventor achieve that goal. However, only a few projects reach their goal as illustrated below:

Building a community *before* listing on a crowdfunding platform is the most powerful key to success. Knowing exactly *who* is committed to pledging on the project during the first day that it goes "live" and leveraging social capital increases chances of success.

2.3 Why Companies Need kulaBrands' Services

Branding and marketing are among the top most costly expenses for a business. Development of a company's messaging, logo design and how a consumer interacts with those aspects of the business requires preparation and expertise. Entrepreneurs often grossly underestimate how much time and money is required to market a product effectively. Before the days of the internet, the traditional model of Branding and Marketing looked like the image below.

Many of those classic marketing methods are still in use today, and at very high costs to the entrepreneur or business owner. These days we have internet marketing, social media marketing, and now kulaBrands.

2.4 How kulaBrands Helps Inventors Succeed

The kulaBrands patent-pending business model provides a unique opportunity to build business relationships. kulaBrands provides a ready-made, active Community that supports the inventor. Known as pre-pledging, kulaBrands Community members always vote on every project. Pre-pledging determines how many members are interested in backing a project once it is posted on a crowdfunding website. Not every member will be interested in every project.

If there are enough votes in favor of the project, the business owner or inventor can be assured that they have enough backing ("social capital") to reach their funding goal within 24 hours of going live on the crowdfunding platform. The inventor now has money, as well as the continued support of the kulaBrands Community once the project leaves the crowdfunding platform and is launched into the mass marketplace.

2.5 kulaBrands Leverages Social Platforms to Drive Sales

Social selling simply means using the internet's social media platforms to create brand awareness and to drive product sales. Because kulaBrands begins driving online sales immediately after a crowdfunding project closes, the creator or inventor is able to preserve capital in the business just when he/she needs it most—at startup.

June 9th 2017
FP: truCrowd

Open until: *12/31/2017*

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

kulaBrands also helps increase income for the inventor at a time when sales are historically slow—at startup. Each kulaBrands member has his/her own sales portal website, dedicated to the sale of products from kulaBrands-supported projects.

All initial sales take place online and can be shipped right from the inventor's own business location.

2.6 Top Reasons Inventors Work with kulaBrands

kulaBrands is a complete solution to inventors. It provides development funds, working capital via reward based crowdfunding, revenue via direct sales, and social branding and marketing. This complete solution is provided without selling any equity in their business. Another key reason is the kulaBrands model helps reduce the cost of performing the previuos mentioned activeties. This allows better utilization of availible capitial. Improving the chance of success for the business. Business owners and inventors can enjoy the following benefits when partnering with kulaBrands:

3.0 Market Overview

The kulaBrands model operates in a wide range of markets. These being product incubator, crowdfunding, home-based business, global retail market, online platform and social media marketing. These are having growth on a yearly basis. kulaBrands is also on the leading forefront of collaborative business movement. This business model allows for more people to participation and benefit from the success of the business.

3.1 Market Size

1. Entrepreneurs launching new projects needing help- Estimated 20,000 plus each year
2. Projects unsuccessful crowdfunded on top platform- Estimated 225,000 in last 6 years
3. People in homebased business- Worldwide Market Estimated at 50,000,000 plus people in 2006
4. Global retail market place – Estimated at $26,000,000,000,000

3.2 Target Market

1. Inventors looking to bring their product to the market. Who need help in the development, funding and all other aspects of building a successful company.
2. Fulltime/Part-time employees, entrepreneurs, retirees looking to develop additional income working from home on a part time bases.

3.3 Direct Sales

Shopkula.com is the platform built to sell all products supported by kulaBrands. As well, we will be using Amazon.com, Ebay.com and other third-party sites to generate direct sales

Community Members wanting to build additional income using online social selling (direct sales) to subsidize income and retirement.

4.0 Competitive Advantage

1. The strength of our community
2. Patent pending business model
3. The ability for all members to generate income without having to recruit
4. No auto ship program
5. No money paid out for recruiting
6. Collective intelligence of members

kulaBrands
The Launching-Branding-Building Community

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	121,729	**$1,070,000**	**$1,024,525**

5.0 **Inventors Teamed with kulaBrands**

Zip n Store, the first Community-supported project to launch on Kickstarter, reached the $20,000 campaign goal within 30 minutes. Reaching a total of $152,716 in pledges and 764% over-goal funding, Zip n Store was one of the most successful products ever to be on Kickstarter.

Currently, there are eight additional products backed by the Community in various stages of funding. Park Smarts for Kids reached a 337% over-goal funding on Kickstarter in December 2016. MobiCard USA with a 116% funding and The Freedom Charger with a 547% funding were successful campaigns on Indiegogo.

Two projects, the Easy Breezy Messenger Bag and the Trifecto Infinity Pen, are presently active campaigns on Kickstarter. With pledges over $50,000 the messenger bag has more than doubled its goal of $20,000. The Trifecto Pen surpassed its $5,000 goal with over $26,000 in pledges 512% of goal.

GunBaiL is an active campaign on Indiegogo, which has exceeded its $50,000 goal.

A brief description of each project supported by kulaBrands Community members is provided below.

5.1 Long-term Branding Recognition

The kulaBrands Supported Product seal represents products and services launched by the support of the kulaBrands collaborative community. The seal further represents that a purchase of this product helps improve the financial future of everyday people.

6.0 **Future Products and Services**

Future projects and brands for kulaBrands are open to technology, publishing, food and spices, design, automotive, music and film, services and many others. kulaBrands uses collective intelligence of the community to decide which projects are launched. The kulaBrands community represents a cross-section of the of the global retail community. Currently, we have over 40 products in different stages of development to be presented to the community.

Management Team

The kulaBrands Management team is a collaboration of experience and talent encompassing many areas expertise. They are entrepreneurs, CEOs, business men and women, mothers and fathers, grandparents, and teachers, to name just a few. Together, they are dedicated and committed to changing lives around the world and making kulaBrands the greatest Company and Community for anyone desiring true residual income. Peter Gantner is personally committed to making the world a better place for our children, grandchildren, and future generations.



Peter Gantner
Founder
Chief Executive Officer (CEO)
Board Member
Inventor and Serial Entrepreneur

Peter runs the overall operations of kulaBrands. He ensures that all decisions made are in the best interest of the entire Community.

kulaBrands
The Launching-Branding-Building Community

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,551	$40,000	$39,400
Maximum Amount	121,729	$1,070,000	$1,024,525

Peter Gantner is the founder and creative entrepreneur at the helm of kulaBrands. Determined to change the home-based industry model, Peter was inspired to create an innovative company for the people and by the people. The kulaBrands' unique business model is patent pending and radically changing the home-based business model giving Community members the opportunity to position themselves to earn a true, lifelong residual income.

Peter began his entrepreneur career at age 12 selling candy "for a profit" to his classmates. Early on he realized being an entrepreneur was exactly what he wanted to do in life. One of Peter's early successes was Crazy Bones, a collectible mini game toy sensation. Along with his partners, Peter launched Crazy Bones in the United States in the late '90s.



Doug Kyle
Founder
Chief Technical Officer (CTO)
Chief Operating Officer (COO)
Board Member

Doug is kulaBrands' trailblazer in making things happen behind the scenes. He oversees website and software development.

As CTO, Doug's focus is on the design and development of all software that runs the company. This includes the members' experience interface (the members' back office) and the development of all software for the branding and marketing of kulaBrands and kulaBrands products. Doug is also a local and international educator and spokesperson for kulaBrands software and infrastructure.

As COO, Doug focuses on the daily operations of kulaBrands. His focus is to build the foundation that ensures kulaBrands' future growth and expansion.

Doug has been an entrepreneur most of his life. He started his first company at the age of 23, negotiating GSA (General Services Administration) contracts in Washington, DC for microcomputer manufacturers in the early '80s. After that, he worked in the computer industry in the role of manager and district manager for three computer firms.

He went on to become President and Chief Technology Officer (CTO) of Kyle Miller Insurance. There he played a key role overseeing software and systems developments for the agency. Doug also contributed to human resource alignments, operations strategies and policies, and employee alignment with corporate goals.

After a successful 15 years, Doug was instrumental in negotiating and selling Kyle Miller Insurance. After selling Kyle Miller Insurance, He also provided online marketing and sales through Amazon for IRC Productions Inc.

Under Doug's leadership, kulaBrands, Inc. has consistently delivered value to its members through operational innovation and excellence. He brings invaluable experience, including a community mindset that comes from developing communities throughout his career.

Outside of his work with kulaBrands, Doug and his lovely wife, Mary, live in the Prescott, AZ area. He has a daughter, son, two granddaughters and a grandson on the way.

⬠ **kulaBrands**
The Launching-Branding-Building Community

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**



Jeff Hoffman
Co-Founder and Board Member
Advisor
Serial Entrepreneur
Worldwide Motivational Speaker
Film and Music Producer

Jeff received a Lifetime Achievement Award from the national CEO council for his contributions to the field of entrepreneurship.

Jeff Hoffman, Priceline.com CEO and co-founder, is a successful entrepreneur, proven CEO, worldwide motivational speaker, published author, Hollywood film producer, and producer of a 2015 Grammy-winning jazz album. He has been the founder of multiple startups, CEO of both public and private companies, and has served as a senior executive in many capacities. In addition to Priceline, Jeff has been part of many well-known companies including uBid.com, ColorJar, and many more.

Jeff serves on the boards of companies in the U.S., Europe, South America, Africa, and Asia, supporting entrepreneurs and small businesses in more than 150 countries. He also serves on the boards of Global Entrepreneurship Week and The Unreasonable Group. He supports the White House, the U.S. State Department, the United Nations, and foreign governments on economic growth initiatives and entrepreneurship.

Jeff is a featured business expert seen on Fox News, Fox Business, CNN, CNN International, Bloomberg News, CNBC, ABC, and NPR, and in publications including Forbes, Inc., Time, Fast Company, the Wall Street Journal, and more.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

June 9th 2017
FP: truCrowd

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

kulaBrands
The Launching-Branding-Building Community

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

8.   **Discuss the material factors that make an investment in the issuer speculative or risky:**

(1) We are a new company. We were formed in 2016 and have limited revenue. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

(2) We have created a new service. There are no other companies doing what kulaBrands does. We do not have any competitors to which we can benchmark our success or our projections.

(3) We operate in a regulated industry. Certain multilevel marketing laws may apply to our business model and are subject to change.

(4) We may be subject to additional regulation. Our business model, or the products we promote, may become subject to additional regulation in the future. It could be difficult or expensive to comply with future regulation.

(5) We are controlled by our officers and directors. Our officers and directors currently hold the majority of our voting common stock, and at the conclusion of this offering will continue to hold a majority of the company's voting common stock. Peter Gantner and Doug Kyle own a class of common stock that entitle them to ten votes per share, while all other common stockholders are entitled to one vote per share. Peter Gantner and Doug Kyle will maintain voting control of kulaBrands after this offering.

(6) It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is difficult to accurately assess our growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

(7) The offering price is based on perceived value. The price of the shares available in this offering were set by kulaBrands using a qualitative measure of value and growth opportunity. The price does not reflect a relationship to its assets, net worth, or objective criteria.

(8) Reliance on key personnel. As an early stage company, kulaBrands is reliant on its current management team and key officers. If kulaBrands loses a key member of its management team, it may face significant challenges in continuing effective operation.

(9) Litigation. kulaBrands has, and will continue to have, involvement with a wide variety of products, inventors, members, suppliers, and customers. This increases the chance that kulaBrands may face litigation. Litigation can be expensive and could put a significant strain on kulaBrand's ability to operate.

(10) Dilution. kulaBrands may issue more stock in the future, which could dilute your ownership.

(11) Limited transferability and liquidity. You are acquiring the shares for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of the shares. No public market exists for the shares and no market is expected to develop.

(12) You can lose 100% of your investment. Many small business startups fail kulaBrands is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

★ kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,551	$40,000	$39,400
Maximum Amount	121,729	$1,070,000	$1,024,525

(13) Locating Products and Customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to inventor, member and customer requirements and offer products and services that meet customer demands. If we are unable to attract new customers and/or retain new inventors, members, and customers, our business, results of operations and financial condition may be materially adversely affected.

(14) Scalability of Software. Our business model relies on software and other technological resources to track sales and payments to members. If we experience rapid growth, we may be required to scale the software and resources, which could be expensive. It may also be very difficult to scale the software and resources and may require significant time.

THE OFFERING

9.   What is the purpose of this offering?

The offering will be used to launch new marketing campaigns and strategies aimed at member and inventor recruitment as well the support of general operations.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$40,000**	**$1,070,000**
Less: Offering Expenses (FP Fees)	$3,600	$45,475
Net Proceeds	**$36,400**	**$1,024,525**
Use of Net Proceeds		
A. Software Development	$18,200	$120,000
B. Operating Expenses	$18,200	$290,000
C. Working Capital		$170,000
D. Salaries		$190,000
E. Marketing		$100,000
F. Other/reserves		$154,525
Total Use of Net Proceeds	**$36,400**	**$1,024,525**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $40,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the shares to the newly

June 9th 2017

FP: **truCrowd**

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	121,729	**$1,070,000**	**$1,024,525**

acquired shareholders. After the shares are properly transferred to the new shareholders, truCrowd will direct the Escrow Agent to release the money (less funding portal and escrow fees) to the Company.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

We are issuing shares of Common Stock with Voting Rights at an offering price of $8.00 per share.

14.   Do the securities offered have voting rights? ☑ Yes   ☐ No

15.   Are there any limitations on any voting or other rights identified above?   ☐ Yes   ☑ No

16.   How may the terms of the securities being offered be modified?

None of the terms of the securities being offered can be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

June 9th 2017

FP: **truCrowd**

Open until: *12/31/2017*

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,551	$40,000	$39,400
Maximum Amount	121,729	$1,070,000	$1,024,525

(1)   to the issuer;

(2)   to an accredited investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common	1,000,000	409,800	One vote per share	N/A
Class B Common	500,000	500,000	Ten votes per share	N/A

18.   **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

Class A Common Stock securities are being sold pursuant to the offering. These securities are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share, which significantly entrenches their ability to control company decisions.

19.   **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** ☐ Yes ☑ No

20.   **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

June 9th 2017
FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,551	$40,000	$39,400
Maximum Amount	121,729	$1,070,000	$1,024,525

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you.

Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

The shareholder may vote on decisions with which another investor disagrees. Depending on how other shareholders vote, the resulting outcome may conflict with an investor's interest.

21.   **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION

The 5 Methods Used



June 9th 2017
FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Valuation Average Weights

Weights

of the 5 methods



| 26% | 26% | 16% | 16% | 16% |

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above mentioned valuation methods are: Scorecard (26%), Check-list (26%), Venture Capital (26%), DCF- Long Term Growth (26%), and DCF with Multiples (16%).

The full valuation report (16 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

VALUATION

The Average Pre-Money valuation is:	$ 34,681,568
Lower Bound	$ 24,035,000

| | Higher Bound | $ 45,328,000 |

The valuation was calculated at pre-money **$34,500,000.**

The Company decided to sell this offering at a pre-money valuation of **$8,000,000**

June 9th 2017

FP: ⛰ truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if he is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits.

You have a very limited right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. Your right to control or influence the company is very limited.

You will have limited rights, if any, to have your interest bought out.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

Additional issuances of securities:
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities:
The Company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer:
As a minority owner of the Company, the investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties:
The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence

June 9th 2017
FP: truCrowd

Open until: **12/31/2017**

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	4,551	$40,000	$39,400
Maximum Amount	121,729	$1,070,000	$1,024,525

of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Peter Gantner	$ 135,000	3%	When the company is able	

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	*Exemption Relied Upon*	*Securities Offered*	*Amount Sold*	*Use of Proceeds*
9/26/2016	4(a)(2)	Class A Common Stock and Class B Common Stock	400,000 Class A Common Stock and 500,000 Class B Common Stock	Sold for par value; General Operations
1/10/2017	4(a)(2)	Class A Common Stock	1,000 Class A Common Stock	Sold for par value; General Operations
5/19/2017	4(a)(2)	Class A Common Stock	8,000 Class A Common Stock	Awarded as compensation for services rendered
6/8/2017	4(a)(2)	Class A Common Stock	800 Class A Common Stock	Awarded as compensation for services rendered

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No, for all four options.

June 9th 2017
FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,551	$40,000	$39,400
Maximum Amount	121,729	$1,070,000	$1,024,525

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes   ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company started it operations in September 2016. By the end of 2016 the company generated $263,133 in revenues while having operating expense of $296,358.

kulaBrands, Inc. (the Company), a Delaware corporation, is a patent pending business model in the collaborative home based business space. The patent is based on reverse royalties which is a royalty paid by an inventor, or an artist, etc. for kulaBrands' community supporting them in the three key areas need to build a successful brand/company. The three areas are social funding (reward based crowdfunding), social branding/marketing and social selling. This is all accomplished using proprietary software, internet, crowdfunding platforms and social media sites.

To accomplish this, kulaBrands operates the kulaBrands.com and kulafunded.com websites and community (the "Community"). The Community membership is governed by member specific agreements to explain the rights, obligations, and terms of membership with kulaBrands. As a community driven company, the Company aims to include the members in the management and operation decisions of kulaBrands and welcomes their thoughts and suggestions regarding their agreement. By joining this Community, as a member they agree to the terms and conditions of the signed agreement (including the Compensation Plan).

In addition to members receiving reverse royalties, mentioned above, members also pay a one-time join-in fee. This fee to join Community was $149 or $199 for 2016 and $249 for 2017.

For the year ended December 31, 2016, the Company had signed two inventors and launched two products, while the membership count was 1,960. As of the date of issuance of the reviewed financials, the Company has signed an additional six inventors, launched one more product and the membership count increased to 2,394.

Open until: *12/31/2017*

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,551	$40,000	$39,400
Maximum Amount	121,729	$1,070,000	$1,024,525

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

kulaBrands, Inc.

Year Ended December 31, 2016

With Independent Accountant's Review Report

kulaBrands, Inc.
Financial Statements
Year Ended December 31, 2016

Contents



June 9th 2017
FP: truCrowd

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: ***12/31/2017***

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

Independent Accountant's Review Report

The Board of Directors

kulaBrands, Inc.

I have reviewed the accompanying balance sheet of kulaBrands, Inc. (the Company) as of December 31, 2016, and the related consolidated statement of operations, changes in stockholders' equity, and cash flow for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of AICPA. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas

June 2, 2017

June 9th 2017
FP:  truCrowd

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

kulaBrands, Inc.

Balance Sheet

		December 31, 2016
Assets		
Current assets:		
Cash and cash equivalents	$	1,636
Inventory		8,984
Membership dues receivable, net of allowance for doubtful accounts of $59,578 at December 31, 2016		5,170
Prepaid expenses		6,771
Total current assets		22,561
Property and equipment		-
Other Assets		-
Total assets	$	22,561
Liabilities and partners' equity		
Current liabilities		
Accrued expenses		3,500
		3,500
Other long-term liabilities		-
Total liabilities		3,500
Stockholders' equity:		
Class A Common Stock, par value $0.0001:		
Authorized shares, 500,000		
Issued and outstanding shares, 400,000		40
Class B Common Stock, par value $0.0001		
Authorized, issued and outstanding shares, 500,000		50
Stockholder Loan		52,952
Retained deficit		(33,981)
Total stockholders' equity		19,061
Total liabilities and stockholders' equity	$	22,561

See accompanying notes.

June 9th 2017
FP: truCrowd

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

kulaBrands, Inc.

Statements of Operations

	December 31, 2016
Revenues	
Revenues-membership	$ 348,677
Revenues-merchandize	2,160
Less: bad debt reserve	(59,578)
Less: refunds	(28,126)
Net revenues	263,133
Less: Cost of goods sold	(756)
Gross Profit	262,377
Expenses:	
Accounting fees	2,695
Advertising and promotion	880
Bank charges	69
Dues and subscriptions	1,001
Education and training	1,016
Legal and professional fees	7,308
Marketing	3,385
Membership Maintenance and Education	10,800
Membership support	30,372
Membership relations	18,401
Monthly Maintenance	25,273
Occupancy expense	1,775
Office Expense	5,661
Payment Processing Charges	9,794
Start-up costs	90,321
Travel and Meals	908
Software maintenance	51,509
Web maintenance	35,390
Total operating expenses	296,358
Net Loss	$ (33,981)

See accompanying notes.

June 9th 2017
FP: ⚠ truCrowd

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

✕ kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,551	$40,000	$39,400
Maximum Amount	121,729	$1,070,000	$1,024,525

kulaBrands, Inc.

Statements of Cash Flow

	December 31, 2016
Operating activities	
Cash receipt from customers	$ 257,963
Cash paid for operating expenses	(219,047)
Cash paid for start-up costs	(90,232)
Net cash used by operating activities	(51,316)
Investing activities	
Cash paid for property plant and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from stockholder's loan (net)	52,952
Net cash provided by financing activities	-
Net increase in cash and cash equivalents	1,636
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 1,636

June 9th 2017
FP:
Open until: *12/31/2017*

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	4,551	$40,000	$39,400
Maximum Amount	121,729	$1,070,000	$1,024,525

kulaBrands, Inc.

Notes to Financial Statements
December 31, 2016

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

kulaBrands, Inc. (the Company), a Delaware corporation, is a patent pending business model in the collaborative home based business space. The patent is based on reverse royalties which is a royalty paid by an inventor, or an artist, etc. for kulaBrands' community supporting them in the three key areas need to build a successful brand/company. The three areas are social funding (reward based crowdfunding), social branding/marketing and social selling. This is all accomplished using proprietary software, internet, crowdfunding platforms and social media sites.

To accomplish this, kulaBrands operates the kulaBrands.com and kulafunded.com websites and community (the "Community"). The Community membership is governed by member specific agreements to explain the rights, obligations, and terms of membership with kulaBrands. As a community driven company, the Company aims to include the members in the management and operation decisions of kulaBrands and welcomes their thoughts and suggestions regarding their agreement. By joining this Community, as a member they agree to the terms and conditions of the signed agreement (including the Compensation Plan).

In addition to members receiving reverse royalties, mentioned above, members also pay a one-time join-in fee. This fee to join Community was $149 or $199 for 2016 and $249 for 2017.

For the year ended December 31, 2016, the Company had signed two inventors and launched two products, while the membership count was 1,960. As of the date of issuance of the reviewed financials, the Company has signed an additional six inventors, launched one more product and the membership count increased to 2,394.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Income Tax Expense

At year-end, the Company has retained its election to be taxed as a corporation for federal and state tax purposes.

June 9th 2017

FP: ▲ truCrowd

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

2. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. All matters submitted to a vote of stockholders will be voted on by the holders of Class A and Class B Common Stock voting together as a single class on all matters including the election of directors, except as otherwise expressly provided.

Both stocks were issued at par $.0001. CEO, holds 24% and 70% of class A and class B stock, respectively.

3. Stockholder's Loan

The Company, as needed, accepted cash from employee founder (CEO) of the Company for the startup and operating expenses.

4. Commitments and Contingencies

As of December 31, 2016, the Company has no Commitments or Contingencies.

5. Related-Party Transactions

The Company paid CEO of the company that owns stock in the Company a total of $9,794 for payment processing expense. As of the date of issuance of financials, company is working towards acquiring their own PayPal account to process future transactions.

June 9th 2017
FP: **truCrowd**

kulaBrands
The Launching-Branding-Building Community

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security? ☐ Yes   ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes   ☑ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?   ☐ Yes   ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes   ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes   ☑ No

(iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?   ☐ Yes   ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:

June 9th 2017

FP: ⚫ truCrowd

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,551	$40,000	$39,400
Maximum Amount	121,729	$1,070,000	$1,024,525

(A)   association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No

(B)   engaging in the business of securities, insurance or banking?
☐ Yes ☑ No

(C)   engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

If Yes, explain:

June 9th 2017
FP: truCrowd

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

Open until: *12/31/2017*

kulaBrands
The Launching-Branding-Building Community

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

      (1)   any other material information presented to investors; and
      (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April, 20 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: kulabrands.com

The issuer must continue to comply with the ongoing reporting requirements until:

      (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

June 9ᵗʰ 2017
FP: truCrowd

kulaBrands, Inc.
16509 East Arroyo Vista Drive
Fountain Hills, AZ 85268

kulaBrands
The Launching-Branding-Building Community

Open until: *12/31/2017*

OFFERING STATEMENT

4,551 Class "A" Common Shares at $8.79 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,551**	**$40,000**	**$39,400**
Maximum Amount	**121,729**	**$1,070,000**	**$1,024,525**

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days